04032794

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

Form 8-K to be filed no later than June 30, 2004 FOR 6/16/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-103345
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on June 21, 2004.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ David H. Zielke
David H. Zielke
First Vice President and Counsel

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2004-CB2. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

GRAB Mtge Y

Bloomberg CMO

66 <GO> WAMU 2004-CB2 B1 5.5914% LEGAL MTY N/A

BCCOFIBA0 CMO:SUB,CSTR

65 <GO> 5.998(310)1 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	6/23/04: 9,306,086 6/ 1/04: 9,306,086 factor 1.000000000000	next pay 7/25/04 (monthly) rcd date 6/30/04 (24 Delay) accrual 6/ 1/04- 6/30/04	30/360 Co created 6/ 1stProj 7/ ASSUMED col

6/23/04 YIELD-TO-MATURITY ** ASSUMING NO LOS

Vary PRICE 1/32	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC	PPC
97-16	5.948	5.979	6.005	6.026	6.053	
AvgLife	16.40	11.46	9.37	8.29	7.12	
Mod Dur	9.48	7.65	6.75	6.22	5.57	
DateWindow	7/04- 6/25/34	7/04- 6/25/34	7/04- 6/25/34	7/04- 6/25/34	7/04- 5/25/34	
Spread I	+98/AL	+121/AL	+138/AL	+157/AL	+178/AL	

DEAL: * Information is preliminary and subject to change.

100 CALL N Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 16

3mo	6mo	-2-	-3-	-5-	-10-
1.26	1.67	2.77	3.24	3.93	4.71

Format# 1-YT CALLABLE

GRAB Mtge Y

Bloomberg CMO

66 <GO> WAMU 2004-CB2 B2 5.5914% LEGAL MTY N/A

BCCOFIBB8 CMO:SUB,CSTR

65 <GO> 5.998(310)1 WAC(WAM)AGE ASSUM

ASSUMED	6/23/04: 4,244,881	next pay 7/25/04 (monthly)	30/360 Co
collateral	6/ 1/04: 4,244,881	rcd date 6/30/04 (24 Delay)	created 6/
-NO History-	factor 1.000000000000	accrual 6/ 1/04- 6/30/04	1stProj 7/ ASSUMED col

6/23/04 YIELD-TO-MATURITY ** ASSUMING NO LOS

	0	50	100	150	200	
Vary PRICE 32	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC	PPC

DEAL: * Information is preliminary and subject to change.

96-8	6.084	6.147	6.196	6.233	6.285
AvgLife	16.40	11.46	9.37	8.29	7.12
Mod Dur	9.40	7.60	6.71	6.19	5.54
DateWindow	7/04- 6/25/34	7/04- 6/25/34	7/04- 6/25/34	7/04- 6/25/34	7/04- 4/25/34
Spread I	+112/AL	+138/AL	+157/AL	+178/AL	+201/AL

100 CALL N Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 16

3mo	6mo	-2-	-3-	-5-	-10-
1.26	1.67	2.77	3.24	3.93	4.71

Format# 1-YT CALLABLE

GRAB Mtge Y

Bloomberg CMO

66 <GO> WAMU 2004-CB2 B3 BCC0FIBC6 CMO:SUB,CSTR 5.5914% LEGAL MTY N/A

65 <GO> 5.998(310)1 WAC(WAM)AGE ASSUM

ASSUMED	6/23/04: 2,612,234	next pay 7/25/04 (monthly)
collateral	6/ 1/04: 2,612,234	rcd date 6/30/04 (24 Delay)
-NO History-	factor 1.000000000000	accrual 6/ 1/04- 6/30/04

30/360 created 1stProj ASSUMED col

6/23/04 **YIELD-TO-MATURITY** ** ASSUMING NO LOS

DEAL: * Information is preliminary and subject to change.

Vary PRICE 1/32	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC	PPC
92-8	6.540	6.711	6.832	6.923	7.054	
AvgLife	16.40	11.46	9.37	8.29	7.12	
Mod Dur	9.15	7.42	6.58	6.08	5.46	
DateWindow	7/04- 6/25/34	7/04- 6/25/34	7/04- 6/25/34	7/04- 6/25/34	7/04- 3/25/34	
Spread I	+157/AL	+194/AL	+221/AL	+247/AL	+278/AL	

100 CALL N Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 16					
3mo	6mo	-2-	-3-	-5-	-10-
1.26	1.67	2.77	3.24	3.93	4.71

Format# 1-YT CALLABLE

wamu04cb2_noo_ar1 - Price/Yield - 15_2A

WaMu Capital Corp

Trading and Structuring 206-554-2420

Balance	$21,690,385.58	Delay	24	WAC(7)	5.9181	WAM(7)	180
Coupon	5.5	Dated	6/1/2004	NET(7)	5.668056	WALA(7)	0
Settle	6/30/2004	First Payment	7/25/2004				

Price	*6 CPR*	*10 CPR*	*20 CPR*	*30 CPR*	*40 CPR*	*50 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield
101-11	5.21	5.14	4.94	4.66	4.34	3.97
101-13	5.20	5.13	4.91	4.63	4.29	3.91
101-15	5.19	5.11	4.89	4.60	4.25	3.85
101-17	5.17	5.10	4.87	4.57	4.21	3.80
101-19	5.16	5.08	4.85	4.54	4.16	3.74
101-21	5.15	5.07	4.82	4.50	4.12	3.68
101-23	5.14	5.05	4.80	4.47	4.08	3.62
101-25	5.12	5.04	4.78	4.44	4.03	3.57
101-27	5.11	5.02	4.76	4.41	3.99	3.51
WAL	6.22	5.07	3.19	2.12	1.50	1.13
Mod Durn	4.87	4.09	2.74	1.91	1.40	1.07
Principal Window	07/04 - 06/19	07/04 - 06/19	07/04 - 06/19	07/04 - 06/19	07/04 - 10/09	07/04 - 05/08
CMT_10YR	0	0	0	0	0	0

Treasury Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.928	1.075	1.390	2.467	3.066	3.809	4.675	5.382